Exhibit 99.1

XP Inc. Reports Third Quarter Financial Results

São Paulo, Brazil, November 8, 2022 – XP Inc. (NASDAQ: XP) (“XP” or the “Company”), a leading tech-enabled platform and a trusted pioneer in providing low-fee financial products and services in Brazil, reported today its financial results for the third quarter of 2022.

To our shareholders

After two years as a listed company, we decided at the beginning of 2022 to write an annual letter, instead of quarterly, addressing the main events, successes and mistakes, and our strategic vision. However, as we often say internally, each month at XP feels like a whole year due to the dynamism and intensity of our company. For this reason, we believe now is an appropriate moment to address some topics which are relevant to all stakeholders of XP Inc.

Strategy

Despite the changes in the macroeconomic scenario in recent quarters, the number and size of opportunities in front of us have continued to grow. We have never lost sight of the big picture, which is our purpose and what we need to strive for everyday in order to succeed on this long-term journey.

Our primary focus is to transform the investment market, providing access to products and services that help our clients build a better future. However, until a few years ago, only customers from premium segments had access to such offerings. Today, we are proud to deliver this experience to all investors, with no net worth restrictions.

We believe that investment services are based on trust and relationships, while other transactional services do not demand such a strong bond with clients. Hence, our strategy is to augment credibility, gain clients’ confidence and, consequently, connect them to a complete ecosystem of financial solutions, aligned with their long-term goals.

In a nutshell, we work very hard for the right to be the top-of-mind financial services provider for Brazilian investors.

With the addition of complementary services such as credit, insurance, payments, among others, we have strengthened our value proposition within Investments, creating a virtuous cycle in the relationship with customers. We noticed higher client engagement in cohorts with a greater number of products, with an increase in share of wallet and unit economics, a reduction in churn and, most importantly, greater satisfaction.

People and Transformation

We consider our corporate culture to be unique and see ourselves as passionate entrepreneurs with a clear purpose, always guided by humility and consistency.

Over the last ten years we have grown exponentially and evolved from a medium-sized company to one of the main companies in the Brazilian financial sector. With the goal of &NegativeTh&NegativeThbuilding a company to last, we have increasingly invested in people and leadership management. Most of my time is dedicated to these fronts, as we seek to make XP a highly prepared talent pool with adequate processes and not limited by unnecessary hierarchy and bureaucracy.

We are building a company to perpetuate itself over the years and we know that this process is long and requires structural changes.

In 2018, we began a technological revolution process, which turned into a much broader and more complex company-wide transformation. Seeking to maintain innovation and proximity to clients, we reorganized XP in multidisciplinary business units, which are autonomous cells with end-to-end vision. This level of mobilization of the entire company imposes temporary challenges, but as we manage to overcome them, it will take us to a new level of scale and efficiency.

While we value the strengths that brought us here, we have the humility to recognize where we need to change and improve. Achieving our goals involves not only a new organizational model, but also changes in mindset to which one group of people adapts while another, once important, will not necessarily be with us for the next steps.

Our culture and values remain intact. We know that these are our greatest assets and that we need to take great care of it. Our employees and partners are more motivated than ever to make history.

Disclosure and Guidance

Since the IPO in 2019, the company and the external scenario have changed significantly and over this period we have made gradual adjustments to the way we disclose our results, always considering feedbacks from the global investment community. In this context, aiming to increase the understanding of our business and make the internal metrics consistent with those reported, we implemented what we believe to be important improvements this quarter.

First, we separated Corporate clients, companies with annual revenues above R$700 million, from Retail clients, which include individuals and companies with lower revenues. The change was motivated by the growth of the Corporate business, which was irrelevant until the end of 2021 and gained traction throughout 2022, and its very different nature.

Additionally, Retail revenue is now disclosed at the level of its main product classes: Equites, Fixed Income and Funds Platform. We believe that the new format will contribute to the understanding of the dynamics of each business line and their respective correlation with the macro scenario and Client Assets.

Lastly, we decided to discontinue the Adjusted Net Margin guidance. As of today, we introduce a new EBT Margin annual guidance of 26% to 32% of Net Revenue for 2023 to 2025, which may vary outside the range in quarterly results.

During the IPO process, we analyzed global benchmark companies and decided to consider share based compensation expense as an adjustment to Net Income and its guidance, mainly because it represented a change to our partnership after more than eighteen years with a closed and very particular model.

However, despite being mostly a non-cash expense with an impact that will stabilize over time, share based compensation is a key factor driving meritocracy and budget decisions and, as such, should be accounted for in our mid-term guidance.

Capital Allocation

We continue to have a highly scalable business despite the expansion of our scope and the growing demand for increasingly sophisticated products. In an underpenetrated market as Brazil, a disruptive player like XP is vital to promote liquidity and make unique products available, thus contributing to its development. Some of these products, especially over-the-counter securities, have similar characteristics to a service provision, such as brokerage, but involve holding financial instruments and have different accounting treatment.

However, the excess capital on our balance sheet does not reflect an indefinite need for retention to sustain the company's growth. It is rather consistent with our conservative risk and liquidity philosophy and a conscious decision to navigate uncertain periods with a higher safety margin, even if it results on lower returns on capital in the short term.

In the last three years, our Shareholders' Equity has increased more than five times due to retained earnings and offering. An important use of capital was the long-term contracts signed with our distribution network, a major competitive advantage that we chose to preserve. In addition, other smaller acquisitions were executed to strengthen our ecosystem.

Even with new investments expected for the coming years, we don’t expect a similar cycle to that seen in 2020 and 2021.

Currently we hold excess capital of approximately R$5 billion, a level that allows us to continue to grow and be competitive while maintaining a good margin of safety, especially in normalized markets.

Hence, we see room to return capital to our investors gradually in the form of dividends or share buybacks, converging over time our accounting ROE to our marginal ROE, which is above the traditional financial sector average.

As we currently evaluate share repurchase as the most appropriate form of return, today we announced a R$1 billion increase in the program opened in last May. As partners whose personal holdings are concentrated in XP Inc. shares and that are confident with its success, we are 100% aligned with all our shareholders. We look forward to dividends, new share buybacks and greater returns for our business, preserving our management and risk principles which are vital to long-term, sustainable success.

Expenses and Efficiency

The macroeconomic scenario in 2022 proved to be more challenging than expected. In the history of XP, we went through several other difficult moments which demanded a strong adaptability and focus on efficiency and profitability, which we never took for granted.

At the beginning of the year, we reduced the pace of hiring and identified initiatives that could limit expense growth without affecting the progress of new businesses. Thus, most of the expense increase of 2022 so far was due to decisions we made in 2021, when we significantly expanded our commercial team.

Our plan is to conclude 2022 and go through 2023 with headcount addition primarily concentrated on internally trained advisors, as seen in the third quarter. Therefore, we do not expect to see expense growth of the same magnitude in 2023 as we did in 2022.

Conclusion

Lastly, on behalf on XP, I would like to thank all our clients, employees, partners, and shareholders for your trust and for being part of our history.

The size of the opportunity in Brazil and the constant efforts to delight our clients make clear for us that we are taking the first steps of an infinite journey. Because we believe in our Purpose, we treat XP as a life project, to which we dedicate wholeheartedly.

We are committed to build an increasingly better, more complete company that generates long-term value beyond its ecosystem and contributes to a better society.

Thiago Maffra, CEO

Summary

	3Q22	3Q21	YoY	2Q22	QoQ
Operating Metrics (unaudited)
Total Client Assets (in R$ bn)	925	789	17%	846	9%
Total Net Inflow (in R$bn)	35	37	-7%	43	-19%
Annualized Retail Take Rate	1.33%	1.45%	-12 bps	1.40%	-7 bps
Active clients (in '000s)	3,805	3,296	15%	3,629	5%
Headcount (EoP)	6,948	5,527	26%	6,339	10%
IFAs (in '000s)	11.6	9.6	21%	11.3	3%
Retail DATs (in mn)	2.3	2.6	-11%	2.3	3%
Retirement Plans Client Assets (in R$ bn)	58	43	36%	54	7%
Card's TPV (in R$ bn)	6.6	3.3	100%	5.5	21%
Credit Portfolio (in R$ bn)	16.2	8.6	88%	12.9	26%

Financial Metrics
Gross revenue (in R$ mn)	3,811	3,368	13%	3,618	5%
Retail (in R$ mn)	2,629	2,589	2%	2,673	-2%
Institutional (in R$ mn)	577	281	105%	436	32%
Corporate and Issuer Services (in R$ mn)	436	325	34%	335	30%
Other (in R$ mn)	170	172	-1%	173	-2%
Net Revenue (in R$ mn)	3,620	3,171	14%	3,429	6%
Gross Profit (in R$ mn)	2,615	2,277	15%	2,469	6%
Gross Margin	72.2%	71.8%	44 bps	72.0%	23 bps
EBT (in R$ mn)	983	908	8%	867	13%
EBT Margin	27.2%	28.6%	-148 bps	25.3%	186 bps
Net Income (in R$ mn)	1,031	936	10%	913	13%
Net Margin	28.5%	29.5%	-105 bps	26.6%	186 bps
Basic EPS (in R$)	1.85	1.67	11%	1.63	14%
ROAE¹	24.4%	28.8%	-436 bps	22.8%	162 bps
ROAA²	3.3%	4.7%	-143 bps	3.2%	12 bps
Adjusted Net Income³ (in R$ mn)	1,149	1,039	11%	1,046	10%
Adjusted Net Margin	31.7%	32.8%	-102 bps	30.5%	124 bps

[1][2]

1 – Annualized Return on Average Equity.

2 – Annualized Return on Average Adjusted Assets. Adjusted Assets excludes Retirement Plans Liabilities and Float Balance.

3 – See appendix for a reconciliation of Adjusted Net Income.

Discussion of Results

Total Gross Revenue

Total gross revenue grew 13% from R$3.4 billion in 3Q21 to R$3.8 billion in 3Q22. Amidst a risk-off scenario, which weighs mainly on Retail, Gross Revenue grew due to the diversified profile of XP’s business, mainly led by growth of revenues in Institutional and Corporate & Issuer Services.

Retail Revenue

Retail revenue totaled R$2.6 billion in 3Q22, a 2% growth YoY, mainly led by Fixed Income, Float and Cards. From this quarter onwards, XP Inc. will report Retail Revenue product breakdown, as we believe this will ease comprehension of each revenue line and its performances in different macro cycles.

In 3Q22, Retail-related revenues represented 66% of consolidated Net Income from Financial Instruments, as per the Accounting Income Statement, and was composed of Derivatives, Fixed Income secondary transactions, Credit, and Float, among others.

Equities

Equities Revenue includes brokerage commissions earned on trading of listed stock, futures and derivatives; the distribution fee component from securities placement fees earned on the sale of equity securities, listed funds, and alternative funds; and net income from derivatives, including RLP, structured operations and structured operations certificates.

Equities Revenue totaled R$1,120 million in 3Q22, a decrease of 22% YoY and an increase of 5% QoQ. Year-over-year decrease was mainly related to retail investors favoring lower risk investments in the current macroeconomic scenario.

Fixed Income

Fixed Income Revenue includes the distribution fee component from securities placement fees earned on the sale of fixed income, and the spread earned on sales of corporate, bank and government fixed income securities.

Fixed Income revenue totaled R$489 million in 3Q22, a 12% growth YoY and 16% decline QoQ. Year-over-year growth was driven by the increased attractiveness of fixed income securities in the current environment and sequential decrease followed a higher demand towards shorter maturities instruments.

Funds Platform

Funds Platform Revenue includes rebates, management, and performance fees from mutual and exclusive funds distributed on our platform, and revenue from securities services.

Funds Platform revenue fell 20% YoY and 29% QoQ, totaling R$282 million in 3Q22. Revenue has been pressured by slower Client Assets growth coupled with the mix shifting away from riskier categories. Also, sequential decline was mainly impacted by seasonality of performance fees, which were close to R$150 million on 2Q22. Quarter-over-quarter growth ex-performance fees was 9%.

Retirement Plans

Retirement Plans revenue was R$85 million in 3Q22, up 45% YoY and 5% QoQ, following growth in Client Assets.

Cards

Cards (both credit and debit) revenue has been one of the key components of Total Retail Revenue YoY growth, totaling R$146 million in 3Q22, up 170% YoY and 26% QoQ, following TPV organic growth in the period.

Credit

Retail Credit Revenue was R$40 million in 3Q22, up 52% YoY and 4% QoQ, following organic growth of Retail Credit Portfolio.

Insurance

Insurance revenue was R$21 million in 3Q22, up 45% YoY due to higher premiums following increased penetration of life insurance within our client base. Sequential decline was mainly driven by seasonal revenues recognized on 1Q22 and 2Q22.

Other

Other Retail Revenue line includes revenue from Float, former Digital Content, FX, among others.

Other Retail grew 121% YoY and 19% QoQ, totaling R$447 million in 3Q22. The main driver for both QoQ and YoY growth was higher Float revenue, related to a higher Selic.

Take Rate

Annualized Retail Take Rate was 1.33% on 3Q22, a decrease of 7bps QoQ and 12bps YoY. For comparison purposes, excluding Performance Fees on 2Q22, Annualized Retail Take Rate would have been 1.32%, remaining stable versus 3Q22.

Institutional Revenue

Institutional revenue totaled R$577 million in 3Q22, up 105% YoY and 32% QoQ, mainly driven by increased activity on FICC4 onshore and offshore desks ahead of the election period in Brazil.

In 3Q22, Institutional revenue accounted for 18% of consolidated Net Income from Financial Instruments, as per the Accounting Income Statement, and was composed mostly of Fixed Income secondary transactions and Derivatives.

Corporate and Issuer Services Revenue

Corporate and Issuer services revenue totaled R$436 million in 3Q22, up 34% YoY and 30% QoQ. Corporate Revenue totaled R$207 million in 3Q22, growing 5x YoY and 66% QoQ. Large demand for OTC derivatives and other structured operations was higher than normal given the election period and should normalize going forward.

Despite a challenging scenario, Issuer Services revenue went up 9% QoQ, mainly led by fixed income and alternative funds activity. On 3Q22, we reached all time high quarterly Securities Placement revenue, as per our accounting income statement, which also includes the distribution fee component, recognized mostly as Retail revenues.

In 3Q22, Corporate and Issuer Services related revenues represented 8% of consolidated Net Income from Financial Instruments, as per the Accounting Income Statement, and was composed mostly of OTC Derivatives.

4 – Fixed Income, Currencies and Commodities.

Other Revenue

Other revenue totaled R$170 million in 3Q22, down 1% YoY and 2% QoQ, representing less than 5% of total gross revenue.

In 3Q22, other revenue accounted for 8% of consolidated Net Income from Financial Instruments, as per the Accounting Income Statement, composed mostly of interest on adjusted gross financial assets and results related to asset and liability management.

Costs of Goods Sold and Gross Margin

Costs of Goods Sold totaled R$1,005 million in 3Q22, up 12% YoY and 5% QoQ, while Gross Margin was 72.2%, +44bps increase YoY and +23bps QoQ. Year-over-year margin improvement was driven by a Retail product mix moving towards Fixed Income and Float revenues, which more than offset higher credit card cashback, following TPV expansion, resulting in a slower growth in COGS compared to Gross Revenue growth.

Total SG&A Expense

SG&A expenses totaled R$1,463 million in 3Q22, up 15% YoY and flat QoQ. Year-over-year increase was mainly related to Personnel Expenses following the headcount expansion in 2021. Non-People SG&A was 8% higher QoQ, totaling R$405 million. SG&A Expenses related to People, on the other hand, totaled R$1,057 million, a 3% decrease QoQ.

Earnings Before Taxes

Earnings Before Taxes totaled R$983 million in 3Q22, up 8% YoY and 13% QoQ, while EBT Margin was 27.2%, 147bps decrease YoY and 186bps increase QoQ, in connection with the factors explained above.

Aiming for consistency of both internal and external metrics, we are discontinuing our Adjusted Net Income Margin Guidance. Starting today, we introduce a new EBT Margin Guidance in the range of 26% to 32% of Net Revenue for the full years of 2023, 2024 and 2025. We highlight this is an annual guidance, and quarterly EBT Margins may stand out of this range.

Net Income

Net Income totaled R$1,031 million in 3Q22, up 10% YoY and 13% QoQ, while Net Margin was 28.5%, -105bps YoY and +186bps QoQ, in connection with the factors explaining above and a flat normalized effective tax rate, which is a consequence of revenue mix leaning towards net income from financial instruments. The effective tax rate, normalized by withholding taxes, was 13.7% in 3Q22, versus 13.8% in 3Q21.

Return on Average Equity

Annualized ROAE was 24.4% on 3Q22, down 436bps YoY and up 162bps QoQ. Year-over-year decline followed revenue deceleration and higher expenses in 2022, coupled with the excess capital currently held on our balance sheet, which is consistent with our conservative risk and liquidity management approach during uncertain scenarios.

Other Information

Webcast and Conference Call Information

The Company will host a webcast to discuss its second quarter financial results on Tuesday, November 8th, 2022, at 5:00 pm ET (7:00 pm BRT). To participate in the earnings webcast please subscribe at 3Q22 Earnings Web Meeting. The replay will be available on XP’s investor relations website at https://investors.xpinc.com/

Investor Relations Contact

ir@xpi.com.br

Important Disclosure

In reviewing the information contained in this release, you are agreeing to abide by the terms of this disclaimer. This information is being made available to each recipient solely for its information and is subject to amendment. This release is prepared by XP Inc. (the “Company,” “we” or “our”), is solely for informational purposes. This release does not constitute a prospectus and does not constitute an offer to sell or the solicitation of an offer to buy any securities. In addition, this document and any materials distributed in connection with this release are not directed to, or intended for distribution to or use by, any person or entity that is a citizen or resident or located in any locality, state, country or other jurisdiction where such distribution, publication, availability or use would be contrary to law or regulation or which would require any registration or licensing within such jurisdiction.

This release was prepared by the Company. Neither the Company nor any of its affiliates, officers, employees or agents, make any representation or warranty, express or implied, in relation to the fairness, reasonableness, adequacy, accuracy or completeness of the information, statements or opinions, whichever their source, contained in this release or any oral information provided in connection herewith, or any data it generates and accept no responsibility, obligation or liability (whether direct or indirect, in contract, tort or otherwise) in relation to any of such information. The information and opinions contained in this release are provided as at the date of this release, are subject to change without notice and do not purport to contain all information that may be required to evaluate the Company. The information in this release is in draft form and has not been independently verified. The Company and its affiliates, officers, employees and agents expressly disclaim any and all liability which may be based on this release and any errors therein or omissions therefrom. Neither the Company nor any of its affiliates, officers, employees or agents makes any representation or warranty, express or implied, as to the achievement or reasonableness of future projections, management targets, estimates, prospects or returns, if any.

The information contained in this release does not purport to be comprehensive and has not been subject to any independent audit or review. Certain of the financial information as of and for the periods ended of December 31, 2021 and December 31, 2020, 2019, 2018 and 2017 has been derived from audited financial statements and all other financial information has been derived from unaudited interim financial statements. A significant portion of the information contained in this release is based on estimates or expectations of the Company, and there can be no assurance that these estimates or expectations are or will prove to be accurate. The Company’s internal estimates have not been verified by an external expert, and the Company cannot guarantee that a third party using different methods to assemble, analyze or compute market information and data would obtain or generate the same results.

Statements in the release, including those regarding the possible or assumed future or other performance of the Company or its industry or other trend projections, constitute forward-looking statements. These statements are generally identified by the use of words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate” and “potential,” among others. By their nature, forward-looking statements are necessarily subject to a high degree of uncertainty and involve known and unknown risks, uncertainties, assumptions and other factors because they relate to events and depend on circumstances that will occur in the future whether or not outside the control of the Company. Such factors may cause actual results, performance or developments to differ materially from those expressed or implied by such forward-looking statements and there can be no assurance that such forward-looking statements will prove to be correct. These risks and uncertainties include factors relating to: (1) general economic, financial, political, demographic and business conditions in Brazil, as well as any other countries we may serve in the future and their impact on our business; (2) fluctuations in interest, inflation and exchange rates in Brazil and any other countries we may serve in the future; (3) competition in the financial services industry; (4) our ability to implement our business strategy; (5) our ability to adapt to the rapid pace of technological changes in the financial services industry; (6) the reliability, performance, functionality and quality of our products and services and the investment performance of investment funds managed by third parties or by our asset managers; (7) the availability of government authorizations on terms and conditions and within periods acceptable to us; (8) our ability to continue attracting and retaining new appropriately-skilled employees; (9) our capitalization and level of indebtedness; (10) the interests of our controlling shareholders; (11) changes in government regulations applicable to the financial services industry in Brazil and elsewhere; (12) our ability to compete and conduct our business in the future; (13) the success of operating initiatives, including advertising and promotional efforts and new product, service and concept development by us and our competitors; (14) changes in consumer demands regarding financial products, customer experience related to investments and technological advances, and our ability to innovate to respond to such changes; (15) changes in labor, distribution and other operating costs; (16) our compliance with, and changes to, government laws, regulations and tax matters that currently apply to us; (17) other factors that may affect our financial condition, liquidity and results of operations. Accordingly, you should not place undue reliance on forward-looking statements. The forward-looking statements included herein speak only as at the date of this release and the Company does not undertake any obligation to update these forward-looking statements. Past performance does not guarantee or predict future performance.

Moreover, the Company and its affiliates, officers, employees and agents do not undertake any obligation to review, update or confirm expectations or estimates or to release any revisions to any forward-looking statements to reflect events that occur or circumstances that arise in relation to the content of the release. You are cautioned not to unduly rely on such forward-looking statements when evaluating the information presented and we do not intend to update any of these forward-looking statements.

Market data and industry information used throughout this release are based on management’s knowledge of the industry and the good faith estimates of management. The Company also relied, to the extent available, upon management’s review of industry surveys and publications and other publicly available information prepared by a number of third-party sources. All of the market data and industry information used in this release involves a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. Although the Company believes that these sources are reliable, there can be no assurance as to the accuracy or completeness of this information, and the Company has not independently verified this information.

The contents hereof should not be construed as investment, legal, tax or other advice and you should consult your own advisers as to legal, business, tax and other related matters concerning an investment in the Company. The Company is not acting on your behalf and does not regard you as a customer or a client. It will not be responsible to you for providing protections afforded to clients or for advising you on the relevant transaction.

This release includes our Float, Adjusted Gross Financial Assets, Net Asset Value, and Adjustments to Reported Net Income, which are non-GAAP financial information. We believe that such information is meaningful and useful in understanding the activities and business metrics of the Company’s operations. We also believe that these non-GAAP financial measures reflect an additional way of viewing aspects of the Company’s business that, when viewed with our International Financial Reporting Standards (“IFRS”) results, as issued by the International Accounting Standards Board, provide a more complete understanding of factors and trends affecting the Company’s business. Further, investors regularly rely on non-GAAP financial measures to assess operating performance and such measures may highlight trends in the Company’s business that may not otherwise be apparent when relying on financial measures calculated in accordance with IFRS. We also believe that certain non-GAAP financial measures are frequently used by securities analysts, investors and other interested parties in the evaluation of public companies in the Company’s industry, many of which present these measures when reporting their results. The non-GAAP financial information is presented for informational purposes and to enhance understanding of the IFRS financial statements. The non-GAAP measures should be considered in addition to results prepared in accordance with IFRS, but not as a substitute for, or superior to, IFRS results. As other companies may determine or calculate this non-GAAP financial information differently, the usefulness of these measures for comparative purposes is limited. A reconciliation of such non-GAAP financial measures to the nearest GAAP measure is included in this release.

For purposes of this release:

“Active Clients” means the total number of retail clients served through our XP Investimentos, Rico, Clear, XP Investments and XP Private (Europe) brands, with Client Assets above R$100.00 or that have transacted at least once in the last thirty days. For purposes of calculating this metric, if a client holds an account in more than one of the aforementioned entities, such client will be counted as one “active client” for each such account. For example, if a client holds an account in each of XP Investimentos and Rico, such client will count as two “active clients” for purposes of this metric.

“Client Assets” means the market value of all client assets invested through XP’s platform and that is related to reported Retail Revenue, including equities, fixed income securities, mutual funds (including those managed by XP Gestão de Recursos Ltda., XP Advisory Gestão de Recursos Ltda. and XP Vista Asset Management Ltda., as well as by third-party asset managers), pension funds (including those from XP Vida e Previdência S.A., as well as by third-party insurance companies), exchange traded funds, COEs (Structured Notes), REITs, and uninvested cash balances (Float Balances), among others. Although Client Assets includes custody from Corporate Clients that generate Retail Revenue, it does not include custody from institutional clients (asset managers, pension funds and insurance companies).

Rounding

We have made rounding adjustments to some of the figures included in this release. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them.

1 – Tax adjustments are related to tax withholding expenses that are recognized net in gross revenue.

2 – See appendix for a reconciliation of Adjusted Net Income.

Unaudited Managerial Income Statement (in R$ mn) [3]

	3Q22	3Q21	YoY	2Q22	QoQ
Managerial Income Statement
Total Gross Revenue	3,811	3,368	13%	3,618	5%
Retail	2,629	2,589	2%	2,673	-2%
Equities	1,120	1,443	-22%	1,063	5%
Fixed Income	489	437	12%	580	-16%
Funds Platform	282	354	-20%	398	-29%
Retirement Plans	85	58	45%	81	5%
Cards	146	54	170%	116	26%
Credit	40	26	52%	38	4%
Insurance	21	14	45%	23	-9%
Other	447	203	121%	375	19%
Institutional	577	281	105%	436	32%
Issuer Services & Corporate	436	325	34%	335	30%
Other	170	172	-1%	173	-2%
Net Revenue	3,620	3,171	14%	3,429	6%
COGS	(1,005)	(894)	12%	(960)	5%
As a % of Net Revenue	(27.8%)	(28.2%)	0.4 p.p	(28.0%)	0.2 p.p
Gross Profit	2,615	2,277	15%	2,469	6%
Gross Margin	72.2%	71.8%	0.44 p.p	72.0%	0.23 p.p
SG&A	(1,463)	(1,272)	15%	(1,468)	0%
People	(1,057)	(924)	14%	(1,094)	-3%
Non-People	(405)	(348)	16%	(374)	8%
EBITDA	1,153	1,005	15%	1,001	15%
EBITDA Margin	31.8%	31.7%	0.2 p.p	29.2%	2.7 p.p
D&A	(44)	(51)	-15%	(56)	-22%
EBIT	1,109	953	16%	945	17%
Interest expense on debt	(128)	(49)	160%	(77)	66%
Share of profit or (loss) in joint ventures and associates	1	4	-62%	(1)	-26%
EBT	983	908	8%	867	13%
EBT Margin	27.2%	28.6%	-1.5 p.p	25.3%	1.9 p.p
Tax Expense (Accounting)	48	28	69%	45	6%
Tax expense (Tax Witholding in Funds)¹	(212)	(179)	18%	(190)	11%
Effective tax rate (Normalized)	(13.7%)	(13.8%)	0.1 p.p	(13.7%)	0.0 p.p
Net Income	1,031	936	10%	913	13%
Net Margin	28.5%	29.5%	-1.1 p.p	26.6%	1.9 p.p
Adjustments	118	102	15%	133	-11%
Adjusted Net Income²	1,149	1,039	11%	1,046	10%
Adjusted Net Margin	31.7%	32.8%	-1.0 p.p	30.5%	1.2 p.p

Accounting Income Statement (in R$ mn)

	3Q22	3Q21	YoY	2Q22	QoQ
Accounting Income Statement
Net revenue from services rendered	1,558	1,589	-2%	1,553	0%
Brokerage commission	498	633	-21%	500	0%
Securities placement	525	442	19%	454	16%
Management fees	361	415	-13%	478	-25%
Insurance brokerage fee	35	33	5%	35	1%
Educational services	6	15	-57%	7	-7%
Commission Fees	135	57	136%	99	36%
Other services	143	154	-7%	116	24%
Sales Tax and contributions on Services	(145)	(160)	-9%	(136)	7%
Net income from financial instruments at amortized cost and at fair value through other comprehensive income	563	(717)	-179%	712	-21%
Net income from financial instruments at fair value through profit or loss	1,499	2,300	-35%	1,164	29%
Total revenue and income	3,620	3,171	14%	3,429	6%
Operating costs	(977)	(889)	10%	(958)	2%
Selling expenses	(33)	(58)	-43%	(39)	-17%
Administrative expenses	(1,503)	(1,267)	19%	(1,478)	2%
Other operating revenues (expenses), net	29	1	n.a.	(7)	n.a.
Expected credit losses	(28)	(5)	n.a.	(1)	n.a.
Interest expense on debt	(128)	(49)	160%	(77)	66%
Share of profit or (loss) in joint ventures and associates	1	4	-62%	(1)	-26%
Income before income tax	983	908	8%	867	13%
Income tax expense	48	28	69%	45	6%
Net income for the period	1,031	936	10%	913	13%

Balance Sheet (in R$ mn)

	3Q22	2Q22
Assets
Cash	2,601	3,244
Financial assets	172,585	156,827
Fair value through profit or loss	89,157	86,077
Securities	73,101	67,521
Derivative financial instruments	16,056	18,556
Fair value through other comprehensive income	40,238	36,183
Securities	40,238	36,183
Evaluated at amortized cost	43,190	34,568
Securities	8,060	8,178
Securities purchased under agreements to resell	8,047	4,812
Securities trading and intermediation	3,983	3,149
Accounts receivable	568	627
Loan Operations	20,411	16,418
Other financial assets	2,121	1,384
Other assets	5,509	5,318
Recoverable taxes	165	177
Rights-of-use assets	261	258
Prepaid expenses	4,196	4,085
Other	887	797
Deferred tax assets	1,509	1,541
Investments in associates and joint ventures	2,415	2,230
Property and equipment	308	304
Goodwill & Intangible assets	815	812
Total Assets	185,742	170,276

	3Q22	2Q22
Liabilities
Financial liabilities	124,490	113,550
Fair value through profit or loss	24,145	24,714
Securities	9,469	5,637
Derivative financial instruments	14,675	19,077
Evaluated at amortized cost	100,345	88,837
Securities sold under repurchase agreements	31,429	30,534
Securities trading and intermediation	15,374	15,272
Financing instruments payable	41,416	31,530
Accounts payables	561	476
Borrowings	1,901	1,829
Other financial liabilities	9,663	9,195
Other liabilities	43,664	40,416
Social and statutory obligations	628	985
Taxes and social security obligations	249	280
Private pension liabilities	42,714	39,102
Provisions and contingent liabilities	38	32
Other	35	17
Deferred tax liabilities	120	15
Total Liabilities	168,274	153,981
Equity attributable to owners of the Parent company	17,465	16,292
Issued capital	0	0
Capital reserve	15,459	15,317
Other comprehensive income	(109)	(371)
Treasury	(681)	(418)
Retained earnings	2,796	1,765
Non-controlling interest	3	3
Total equity	17,468	16,296
Total liabilities and equity	185,742	170,276

Float, Adjusted Gross Financial Assets and Net Asset Value

(in R$ mn)

We present Adjusted Gross Financial Assets because we believe this metric captures the liquidity that is, in fact, available to us, net of the portion of liquidity that is related to our Float Balance (and therefore attributable to clients). We calculate Adjusted Gross Financial Assets as the sum of (1) Cash and Financial Assets (comprised of Cash plus Securities – Fair value through profit or loss, plus Securities – Fair value through other comprehensive income, plus Securities – Evaluated at amortized cost, plus Derivative financial instruments, plus Securities (purchased under agreements to resell), plus Loans and Foreign exchange portfolio (assets) less (2) Financial Liabilities (comprised of the sum of Securities loaned, Derivative financial instruments, Securities sold under repurchase agreements and Private pension liabilities), Deposits, Structured Operation Certificates (COE), Financial Bills, Foreign exchange portfolio (liabilities), Credit cards operations and (3) less Float Balance.

It is a measure that we track internally daily, and it more intuitively reflects the effect of the operational profits we generate and the variations between working capital assets and liabilities (cash flows from operating activities), investments in fixed and intangible assets and investments in the IFA Network (cash flows from investing activities) and inflows and outflows related to equity and debt securities in our capital structure (cash flows from financing activities). Our management treats all securities and financial instrument assets, net of financial instrument liabilities, as balances that compose our total liquidity, with subline items (such as, for example, “securities at fair value through profit and loss” and “securities at fair value through other comprehensive income”) expected to fluctuate substantially from quarter to quarter as our treasury manages and allocates our total liquidity to the most suitable financial instruments.

In order to explain how we measure our cash position or generation internally, we are introducing the Net Asset Value concept. Since we are a financial institution, we hold several types of financial instruments with different characteristics, hence the definition of net cash that makes more sense from a business perspective is the Net Asset Value. It is basically the adjusted gross financial assets net of debt instruments.

Adjusted Gross Financial Assets	3Q22	2Q22
Assets	171,130	156,711
(+) Cash	2,601	3,244
(+) Securities - Fair value through profit or loss	73,101	67,521
(+) Securities - Fair value through other comprehensive income	40,238	36,183
(+) Securities - Evaluated at amortized cost	8,060	8,178
(+) Derivative financial instruments	16,056	18,556
(+) Securities purchased under agreements to resell	8,047	4,812
(+) Loans and credit card operations	20,411	16,418
(+) Foreign exchange portfolio	1,130	1,259
(+) Energy	619	540
(+) Compulsory	866	-
Liabilities	(140,597)	(128,267)
(-) Securities	(9,469)	(5,637)
(-) Derivative financial instruments	(14,675)	(19,077)
(-) Securities sold under repurchase agreements	(31,429)	(30,534)
(-) Retirement Plans Liabilities	(42,714)	(39,102)
(-) Deposits	(21,205)	(15,166)
(-) Structured Operations	(11,026)	(9,456)
(-) Financial Bills	(3,566)	(3,235)
(-) Foreign exchange portfolio	(1,420)	(1,649)
(-) Credit card operations	(3,996)	(3,360)
(-) Commitments subject to possible redemption	(1,074)	(1,041)
(-) Promissory Note	(20)	(10)
(-) Float	(11,391)	(12,123)
(=) Adjusted Gross Financial Assets	19,142	16,321

Net Asset Value	3Q22	2Q22
(=) Adjusted Gross Financial Assets	19,142	16,321
Gross Debt	(9,298)	(7,333)
(-) Borrowings	(1,901)	(1,829)
(-) Debentures	(1,956)	(28)
(-) Structured financing	(1,798)	(1,841)
(-) Bonds	(3,642)	(3,635)
(=) Net Asset Value	9,844	8,988

Float (=net uninvested clients' deposits)	3Q22	2Q22
Assets	(3,983)	(3,149)
(-) Securities trading and intermediation	(3,983)	(3,149)
Liabilities	15,374	15,272
(+) Securities trading and intermediation	15,374	15,272
(=) Float	11,391	12,123

Adjusted Net Income (in R$ mn)

	3Q22	3Q21	YoY	2Q22	QoQ
Net Income	1,031	936	10%	913	13%
(+) Share Based Compensation	186	165	13%	214	-13%
(+/-) Taxes	(68)	(62)	9%	(81)	-15%
Adj. Net Income	1,149	1,039	11%	1,046	10%